UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         Northeast Indiana Bancorp, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    664196102
                                   -----------
                                 (Cusip Number)

                                December 31, 1999
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

      [x] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.   664196102                                          Page 2 of 8 Pages
---------------------                                          -----------------

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Northeast Indiana Bancorp, Inc.  Employee Stock
               Ownership Plan

               IRS ID. No  37-1344113
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]            (b) [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
               The Plan Trust was formed under the laws of the State of Indiana
--------------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

    123,217
--------------------------------------------------------------------------------

6. NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

    87,708
--------------------------------------------------------------------------------
7. NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    123,217
--------------------------------------------------------------------------------
8. NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    87,708
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    210,925
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    [  ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    12.20%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    EP
 -------------------------------------------------------------------------------

CUSIP NO.   664196102                                          Page 3 of 8 Pages
---------------------                                          -----------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    First Federal Savings Bank (Trustee for the Northeast Bancorp, Inc. Employee Stock Ownership Plan)

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]    (b) [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

    123,217
--------------------------------------------------------------------------------

6. NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

    87,708
--------------------------------------------------------------------------------
7. NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    123,217
--------------------------------------------------------------------------------
8. NUMBER OF SHARE BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    87,708
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    210,925
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    [  ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    12.20%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    BK
--------------------------------------------------------------------------------

CUSIP NO.   664196102                                          Page 4 of 8 Pages
---------------------                                          -----------------



                                  SCHEDULE 13G

Item 1 (a):               Name of Issuer:
--------------------------------------------------------------------------------
         Northeast Indiana Bancorp, Inc. (the "Corporation")

Item 1 (b):               Address of Issuer's Principal Executive Offices:
--------------------------------------------------------------------------------
               648 North Jefferson Street
               Huntington, Indiana 46750

Item 2 (a):               Name of Person Filing:
--------------------------------------------------------------------------------
               Northeast Indiana Bancorp, Inc. Employee Stock
               Ownership Plan (the "ESOP")

               First Federal Savings Bank, (the "Trustee"), the trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

Item 2 (b):               Address of Principal Business Office:
--------------------------------------------------------------------------------
               The business address of the ESOP is:
               648 North Jefferson Street
               Huntington, IN 46750

               The business address of the Trustee is:
               648 North Jefferson Street
               Huntington, IN 46750

Item 2 (c):               Citizenship:
--------------------------------------------------------------------------------
               The ESOP trust was formed under the laws of the state of Indiana. The Trustee is a federally chartered savings and loan bank organized under the laws of the United States.

Item 2 (d):               Title of Class of Securities:
--------------------------------------------------------------------------------
                             Common Stock, $.01 par value (the "Common Stock")

Item 2 (e):                Cusip Number:
--------------------------------------------------------------------------------
               664196102

CUSIP NO.   664196102                                          Page 5 of 8 Pages
---------------------                                          -----------------



Item 3:    Type of Reporting Person:
--------------------------------------------------------------------------------
         If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)[ ]  Broker or dealer registered under Section 15 of the Act (15
             U.S.C. 78o).
   (b)[ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
   (c)[ ]  Insurance company as defined in section 3(a)(19) of the Act
           (15 U.S.C. 78c).
   (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
   (e)[ ]  An investment adviser in accordance with Section 240.13d-
           1(b)(1)(ii)(E);
   (f)[x]  An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);
   (g)[ ]  A parent holding company or control person in accordance with
           Section 240.13d-1(b)(1)(ii)(G);
   (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
   (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
   (j)[ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ].

Item 4:    Ownership:
--------------------------------------------------------------------------------

               The ESOP holds an aggregate of 210,925 shares of Common Stock (12.20% of the outstanding shares). The ESOP has sole voting and dispositive power with respect to 123,217 shares held by it which have not been allocated to participant accounts. The number of shares allocated to participant accounts as of December 31, 1999 was 87,708.

               The Trustee may be deemed to beneficially own the 210,925 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

               Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee must vote the shares held by the

CUSIP NO.   664196102                                          Page 6 of 8 Pages
---------------------                                          -----------------


               ESOP which have not been allocated to participant accounts in the same proportion as the participants who directed the Trustee as to the voting of the shares allocated to their accounts.

   (a)     Amount beneficially owned:
                                         210,925
   (b)     Percent of class:
                                           12.20%
   (c)     Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote
                                         123,217
        (ii) Shared power to vote or to direct the vote
                                          87,708
        (iii) Sole power to dispose or to direct the disposition of
                                         123,217
        (iv) Shared power to dispose or to direct the disposition of
                                          87,708

Item 5.    Ownership of Five Percent or Less of a Class:
--------------------------------------------------------------------------------
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:
--------------------------------------------------------------------------------
               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:
--------------------------------------------------------------------------------
               Not Applicable

Item 8.   Identification and Classification of Members of the Group:
--------------------------------------------------------------------------------
               Not Applicable

Item 9.   Notice of Dissolution of Group:
--------------------------------------------------------------------------------
               Not Applicable

Item 10.  Certification:
--------------------------------------------------------------------------------

CUSIP NO.   664196102                                          Page 7 of 8 Pages
---------------------                                          -----------------



    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and held in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                      NORTHEAST INDIANA BANCORP, INC.
                                      EMPLOYEE STOCK OWNERSHIP PLAN


Date: May 4, 2000                     By: /s/ Joseph A. Byers
                                          -------------------
                                          Name/Title:  Joseph A. Byers
                                                       Trustee


Date: May 4, 2000                     FIRST FEDERAL SAVINGS BANK


                                      By: /s/ Darrell Blocker
                                          -------------------
                                          Name/Title:   Darrell Blocker
                                                        Chief Financial Officer

CUSIP NO.   664196102                                          Page 8 of 8 Pages
---------------------                                          -----------------

May 4, 2000

Northeast Indiana Bancorp, Inc.
Employee Stock Ownership Plan
648 North Jefferson Street
Huntington, IN 46750

Dear Sir/Madam:

    This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST FEDERAL SAVINGS BANK



By:  /s/ Darrell Blocker
     ---------------------------------
     Name: Darrell Blocker
     Title:   Chief Financial Officer


    NORTHEAST INDIANA BANCORP, INC.
    EMPLOYEE STOCK OWNERSHIP PLAN



By:  /s/ Joseph A. Byers
    --------------------------------
      Name: Joseph A. Byers
      Title:   Trust Officer



                                Page 8 of 8 Pages